Exhibit 99.3

CONSENT OF STUART A. GABRIEL

The undersigned hereby consents to being named in the Registration Statement on Form S-11 of KBS Real Estate Investment Trust III, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of KBS Real Estate Investment Trust III, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: August 20, 2010

By:	/S/ STUART A. GABRIEL, PH.D.
Stuart A. Gabriel, Ph.D.